SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND
 AMENDMENTS FILED THERETO FILED PURSUANT TO RULE 13D-2(b)

Under the Securities Exchange Act of 1934
(Amendment No._)*

Montpelier Re Holdings Ltd.
(Name of Issuer)

Common Stock
(Title of Classes of Securities)

G62185106
(CUSIP Numbers)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

: X       Rule 13d-1(b)
:           Rule 13d-1(c)
:           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:G62185106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Invesco Private Capital, Inc. IRS # 133725888
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Private Capital, Inc. – State of Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER WL Ross & Co., LLC – 6,896,552
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER WL Ross & Co., LLC – 6,896,552
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,896,552
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%
12	TYPE OF REPORTING PERSON* See Item 3 of this statement

Item 1(a). Name of Issuer:

Montpelier Re Holdings Ltd.

(b). Address of Issuer’s Principal Executive Offices:

Montpelier House; 94 Pitts Bay Road; Pembroke, Bermuda, HM 08; Bermuda

Item 2(a). Name of Person Filing:

Invesco Private Capital, Inc.

(b). Address of Principal Business Office or, if none, residence of filing person:

1166 Avenue of the Americas, New York, NY 10036

(c). Citizenship of filing person:

State of Delaware, United States

(d). Title of Classes of Securities:

Common Stock .01 par value per share

(e). CUSIP Numbers:

G62185106

Item 3. If this Statement is Filed Pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

Item 4. Ownership:

Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

WL Ross & Co., LLC is a subsidiary of Invesco Private Capital Ltd. and it advises the WLR Recovery Fund III, LP which owns 6,241,380 shares or 7.4% of the securities reported herein.  The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

The following subsidiary of Invesco Private Capital Ltd. is an investment adviser which holds shares of the security being reported:

WL Ross & Co., LLC

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of a Group:

N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/2010
Date

Invesco Private Capital, Inc.

By:           /s/ Scott A. Trapani
Scott A. Trapani
Chief Compliance Officer

WL Ross & Co. LLC

By:           /s/ Scott A. Trapani
Scott A. Trapani
Chief Compliance Officer